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Casa W Distillery

Distillery

1339 Penn Ave
Wyomissing, PA 19610
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Early Investor Bonus: The investment multiple is increased to 1.65× for the next $5,000 invested.
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THE PITCH
Casa W Distillery is seeking investment to finish the buildout of our tasting room, purchase equipment and build out a handicap ramp.
First LocationRenovating Location
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INVESTOR PERKS

Casa W Distillery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Basic Perk Invest $100 or more to qualify. Unlimited available

Invest $100 and receive 10% discount for life every time you buy a Pitorro Bottle.

Perks 2 Invest $500 or more to qualify. Unlimited available

Invest $500 and receive Basic Perks and free tasting drinks one per month.

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CASA W DISTILLERY - FLOOR PLAN
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BUSINESS MODEL

Casa W Distillery will be the first Distillery of Pitorro Rum in Pennsylvania. We are going to have a tasting room bar for tastings and curated cocktails & drinks. Casa W Distillery will sell its craft Rum to Bars, Restaurants, and liquor stores in the state and region.

Pitorro is a distilled spirit from Puerto Rico
Commonly referred to as "illegal rum" because its alcohol content surpasses 100 proof.
It is often home made and part of the traditional Puerto Rican holiday.
Used in Coquito: Coquito meaning "Little Coconut" in Spanish is a traditional Christmas drink that originated in Puerto Rico.
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THE TEAM
Waldemar Caraballo
Founder

Waldemar Caraballo is a Puerto Rican native and has lived in the Reading area for 16 years. Waldemar technical background is as a Biomedical

Engineer. He started at the age of 14 years to make his own sangria for fun. After the years he learn to make wine and beer but always was interested in distillation of rum but not any rum. He always was looking to learn about Pitorro.

Madeline Rodriguez
Co Founder

Madeline is a Puerto Rican native and has live in the Reading area for 16 years. Madeline is a Logistic coordinator at Arkema Inc for 7 years. Madeline is a good planner and organized person. She was an administrative secretary for many years.

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THE SPACE

Casa W Distillery will be located in Wyomissing, Pennsylvania. We are going to make the "illegal" style rum from Puerto Rico better known as Pitorro. Casa W Distillery is going to present its customers with a unique environment. Customers are going to have the opportunity to order food from local restaurants and a food truck will be set up from popular vendors.

We are going to be the only distillery in Pennsylvania making Pitorro Rum.
Pitorro is going to made by hand.
We are going to infuse the rum with real fruit.
We are located in a main street Penn Ave with easy access and parking.
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LOCATION

We will be located in Wyomissing, PA. A few demographics of the area:

Wyomissing has a population of about 10,600 people.
The median household income is $81,178.
The population per square mile is 2,336 people.
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THE VIEW OF THE TASTING ROOM
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Tasting room, a work in progress

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build, Operating Capital, Equipment, Handicap Ramp $51,700
Mainvest Compensation $3,300
Total $55,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $156,000 $303,571 $324,820 $341,061 $351,292
Cost of Goods Sold $20,000 $50,187 $53,699 $56,383 $58,074
Gross Profit $136,000 $253,384 $271,121 $284,678 $293,218

EXPENSES

Rent $19,548 $14,760 $15,129 $15,507 $15,894
Utilities $4,800 $4,920 $5,043 $5,169 $5,298
Salaries $4,320 $4,752 $5,084 $5,338 $5,498
Insurance $2,500 $2,460 $2,521 $2,584 $2,648

Repairs & Maintenance $2,000 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $600 $512 $524 $537 $550
Operating Profit $102,232 $224,750 $241,560 $254,252 $262,007

This information is provided by Casa W Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $55,000

Maximum Raise $85,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Casa W Distillery

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.65×

Investment Multiple 1.55×

Business's Revenue Share 8%-12.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2030

Financial Condition

No operating history

Casa W Distillery was established in June 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Casa W Distillery's fundraising. However, Casa W Distillery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Casa W Distillery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Casa W Distillery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Casa W Distillery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Casa W Distillery's core business or the inability to compete successfully against the with other competitors could negatively affect Casa W Distillery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Casa W Distillery's management or vote on and/or influence any managerial decisions regarding Casa W Distillery. Furthermore, if the founders or other key personnel of Casa W Distillery were to leave Casa W Distillery or become unable to work, Casa W Distillery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Casa W Distillery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Casa W Distillery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Casa W Distillery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Casa W Distillery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Casa W Distillery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Casa W Distillery's financial performance or ability to continue to operate. In the event Casa W Distillery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Casa W Distillery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Casa W Distillery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Casa W Distillery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Casa W Distillery will carry some insurance, Casa W Distillery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Casa W Distillery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Casa W Distillery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Casa W Distillery's management will coincide: you both want Casa W Distillery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Casa W Distillery to act conservative to make sure they are best equipped to repay the Note obligations, while Casa W Distillery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Casa W Distillery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Casa W Distillery or management), which is responsible for monitoring Casa W Distillery's compliance with the law. Casa W Distillery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Casa W Distillery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Casa W Distillery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Casa W Distillery, and the revenue of Casa W Distillery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Casa W Distillery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Casa W Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Casa W Distillery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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